Exhibit 99.6

Execution Version

FIFTH AMENDMENT TO CREDIT AGREEMENT AND AMENDMENT TO WARRANTS

This FIFTH AMENDMENT TO CREDIT AGREEMENT AND AMENDMENT TO WARRANTS (this “Amendment”) is made and entered into as of October 13, 2023 by and among THERATECHNOLOGIES INC., a corporation governed by the Business Corporations Act (Quebec) (the “Borrower”), and the lenders party hereto (the “Lenders”), which constitute the Required Lenders.

WHEREAS, the Borrower, the Lenders and U.S. Bank Trust Company, National Association, in its capacity as administrative agent and collateral agent (the “Agent”) are parties to that certain Credit Agreement, dated as of July 20, 2022, as amended by that certain First Amendment to Credit Agreement, dated as of February 27, 2023, that certain Letter Agreement dated as of May 15, 2023, that certain Letter Agreement, dated as of July 10, 2023, that certain Fourth Amendment to Credit Agreement, dated as of July 28, 2023 and that certain Amended and Restated Fourth Amendment to Credit Agreement, dated as of September 21, 2023 (as so amended and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, on February 27, 2023 the Borrower issued and sold to each of MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (each, a “Warrant Holder” and collectively, the “Warrant Holders”) certain warrants to purchase shares of common shares of the Borrower at an initial exercise price of $1.45 per share (as adjusted from time to time pursuant to the terms of the Warrant) (each, a “Warrant” and together, the “Warrants”);

WHEREAS, the Borrower wishes to amend certain provisions of the Credit Agreement as provided in this Amendment, and pursuant to Section 10.1 of the Credit Agreement, the Credit Agreement may be amended in writing and consented to by the Borrower and the Required Lenders; and

WHEREAS, the Borrower wishes to amend certain provisions of each Warrant as provided in this Amendment, and pursuant to the terms of each Warrant, each Warrant may be amended in writing and consented to by the Borrower and the Warrant Holder party thereto.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Credit Agreement or each Warrant, as applicable.

2. Amendment to the Credit Agreement. Upon the satisfaction of the conditions precedent set forth in Section 5 below, each Lender and the Borrower hereby agree that the Credit Agreement is hereby amended as follows:

(a)  Section 1.1 of the Credit Agreement is hereby amended by replacing the definition of “EBITDA” with the following:

““EBITDA” means, for the Borrower and its Subsidiaries for any period, Consolidated Net Income for such period plus, to the extent deducted in determining such Consolidated Net Income for such period (and without duplication):

(a)  Net Finance Cost in accordance with IFRS;

(b)  income tax expense (including tax accruals) in accordance with IFRS;

(c)  depreciation and amortization (but excluding patent amortization);

(d)  any non-cash charges or expenses in the ordinary course of business other than any such non-cash item to the extent it represents an accrual of, or reserve for, anticipated cash expenditures in any future period;

(e)  any extraordinary and non-recurring losses, costs or expenses outside the ordinary course of business and approved by the Required Lenders in their sole discretion;

(f)  Capital Stock-based compensation cost (including share option plan and stock appreciation rights plan);

(g)  inventory write-downs related to the production of EGRIFTA SV (safety stock) occurring on or prior to [REDACTED: Date];

(h)  inventory write-downs (other than as contemplated in clause (g) above);

(i)  restructuring costs arising from or related to the reorganization announced by the Company in July 2023; and

(j)  restructuring costs (other than as contemplated in clause (i) above);

provided that, for any period of four Fiscal Quarters, the aggregate amount added back to EBITDA pursuant to clauses (h) and (j) above shall not exceed the greater of [REDACTED: Percentage] of EBITDA and [REDACTED: Amount];

minus (without duplication)

(i) (i) all cash payments during such period relating to non-cash charges made during such period which were added back in determining EBITDA in any prior period and (ii) interest income and income tax credits and refunds (to the extent not netted from tax expense).”

(b)  Section 1.1 of the Credit Agreement is hereby amended by adding the following definitions in alphabetical order:

““LTM EBITDA” means, as of any date of determination, EBITDA for the period of four Fiscal Quarters most recently ended (determined as of the last day of the most recent Fiscal Quarter for which financial statements have been delivered pursuant to Section 6.1.1 or Section 6.1.2).”

““Net Finance Cost” means, as of any date of determination, all finance income and finance costs consisting of foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.”

(c)  Section 6.1.1 of the Credit Agreement is hereby deleted in its entirety and replaced with:

“6.1.1  Annual Reports. As soon as available and in any event within 90 days following the end of each Fiscal Year, beginning with the Fiscal Year ending November 30, 2022, (i) the consolidated balance sheet of Borrower and its Subsidiaries as of the end of such Fiscal Year and related consolidated statements of income, changes in equity and cash flows for such Fiscal Year, in comparative form with such financial statements as of the end of, and for, the preceding Fiscal Year, and notes thereto, all prepared in accordance with IFRS and accompanied by an opinion of KPMG LLP or other independent public accountants of recognized national standing (which opinion shall not be qualified as to scope), stating that such financial statements fairly present, in all material respects, the consolidated financial position and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS, and (ii) a narrative report and management’s discussion and analysis of the results of operation of Borrower and its Subsidiaries for such Fiscal Year, as compared to amounts for the previous Fiscal Year.”

(d)  Sections 7.21.1(b) - (d) of the Credit Agreement are hereby deleted in their entirety and replaced with:

“(b)  at all times after the repayment in full of all amounts outstanding under the Convertible Notes and Convertible Notes Indenture, (i) until July 9, 2023, $20,000,000, (ii) from July 10, 2023 to and including July 21, 2023, $14,000,000, (iii) from July 22, 2023 to and including July 28, 2023, $16,000,000, (iv) from July 29, 2023 to and including October 31, 2023, $15,000,000 and (v) after October 31, 2023, (x) if the LTM EBITDA is less than [REDACTED: Amount], $20,000,000, (y) if the LTM EBITDA is equal to or greater than [REDACTED: Amount] but less than [REDACTED: Amount], 17,500,000, or (z) if the LTM EBITDA is equal to or greater than [REDACTED: Amount], $15,000,000.”

(e)  Sections 7.21.2 of the Credit Agreement is hereby deleted in its entirety and replaced with:

“7.21.2  EBITDA. Not suffer or permit EBITDA to be less than the amount set forth below with respect to the most recent period of four Fiscal Quarters (or such shorter period as set forth in the table below) then ended:

Period	Minimum EBITDA
Six months ended Q4 2023	[REDACTED: Amount]
Nine months ended Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Q4 2026
Q1 2027
Q2 2027
Q3 2027
Q4 2027
Q1 2028
Q2 2028

(f)  Schedule 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced with Schedule 1.1 hereto.

3.  Amendment to each Warrant. Provided that the conditions precedent set forth in Section 5 below have been satisfied, each Warrant Holder and the Borrower hereby agree that each Warrant is hereby amended as follows:

(a)  The first paragraph under the heading “Exercise of Warrant Certificate” of each Warrant shall be hereby amended by deleting the dollar amount appearing immediately before “(as subject to adjustment as set forth below, the “Exercise Price”)” and replacing each such amount with “US$0.575”.

4.  Representations and Warranties. The Borrower represents and warrants to the Lenders as follows:

(a)  After giving effect to this Amendment, the representations and warranties of the Borrower and the Guarantors contained in the Credit Agreement or any other Loan Document are true and correct in all material respects (other than any representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date hereof (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

(b)  After giving effect to this Amendment, no Default or Event of Default under the Credit Agreement has occurred and is continuing.

5.  Condition to Effectiveness of Amendment. This Amendment shall become effective upon:

(a)  the due execution and delivery of this Amendment by each of the Lenders and the Borrower,

(b)  the payment for the benefit of the Lenders (on a pro rata basis) of a one-time amendment fee in an amount equal to $600,000 (1.00% of the outstanding principal amount of the Loans as of the date of this Amendment), which fee shall be payable in kind by increasing the principal amount of the Tranche Two Loans such that the aggregate outstanding principal amount of the Tranche Two Loans is equal to $20,600,000 immediately after giving effect to this Amendment, and

(c)  the payment of all expenses of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and the transactions contemplated hereby, which have been invoiced to the Borrower prior to the date hereof.

6. Expenses. The Borrower agrees to pay on demand all reasonable out-of-pocket and documented expenses of one primary counsel (and one counsel in each foreign jurisdiction) of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and the transactions contemplated hereby.

7. No Implied Amendment or Waiver. Except as expressly set forth in this Amendment, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Lenders or the Agent under the Credit Agreement or the other Loan Documents, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Credit Agreement or the other Loan Documents, all of which shall continue in full force and effect. Nothing in this Amendment shall be construed to imply any willingness on the part of the Lenders or the Agent to agree to or grant any similar or future consent, waiver or amendment of any of the terms and conditions of the Credit Agreement or the other Loan Documents.

8.  Waiver and Release. TO INDUCE THE LENDERS TO AGREE TO THE TERMS OF THIS AMENDMENT, THE BORROWER AND THE GUARANTORS (FOR THEMSELVES AND THEIR AFFILIATES) (COLLECTIVELY, THE “RELEASING PARTIES”) REPRESENT AND WARRANT THAT AS OF THE DATE HEREOF THERE ARE NO CLAIMS OR OFFSETS AGAINST OR RIGHTS OF RECOUPMENT WITH RESPECT TO OR DEFENSES OR COUNTERCLAIMS TO THEIR OBLIGATIONS UNDER THE LOAN DOCUMENTS AND IN ACCORDANCE THEREWITH THEY:

(a)  WAIVE ANY AND ALL SUCH CLAIMS, OFFSETS, RIGHTS OF RECOUPMENT, DEFENSES OR COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE DATE HEREOF.

(b)  FOREVER RELEASE, RELIEVE AND DISCHARGE THE LENDERS AND THE AGENT, AND THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PREDECESSORS, SUCCESSORS, ASSIGNS, ATTORNEYS, ACCOUNTANTS, AGENTS, EMPLOYEES AND REPRESENTATIVES (COLLECTIVELY, THE “RELEASED PARTIES”), AND EACH OF THEM, FROM ANY AND ALL CLAIMS, LIABILITIES, DEMANDS, CAUSES OF ACTION, DEBTS, OBLIGATIONS, PROMISES, ACTS, AGREEMENTS AND DAMAGES, OF WHATEVER KIND OR NATURE, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, CONTINGENT OR FIXED, LIQUIDATED OR UNLIQUIDATED, MATURED OR UNMATURED, WHETHER AT LAW OR IN EQUITY, WHICH THE RELEASING PARTIES EVER HAD, NOW HAVE, OR MAY, SHALL, OR CAN HEREAFTER HAVE, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY BASED UPON, CONNECTED WITH, OR RELATED TO MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS AT ANY TIME FROM THE BEGINNING OF THE WORLD THROUGH AND INCLUDING THE DATE HEREOF, INCLUDING WITHOUT LIMITATION ANY AND ALL CLAIMS AGAINST THE RELEASED PARTIES ARISING UNDER OR RELATED TO THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE RELEASING PARTIES AND THE RELEASED PARTIES HEREBY AGREE THAT THE RELEASE CONTAINED HEREIN DOES NOT INCLUDE A RELEASE OF ANY CLAIM OR OBLIGATION AGAINST THE RELEASED PARTIES ARISING AFTER THE DATE HEREOF UNDER THE TERMS OF THE LOAN DOCUMENTS WHICH CLAIM OR OBLIGATION DOES NOT ARISE, DIRECTLY OR INDIRECTLY, OUT OF AND IS IN NO WAY BASED UPON MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS OCCURRING PRIOR TO THE DATE HEREOF.

(c)  IN CONNECTION WITH THE RELEASE CONTAINED HEREIN, ACKNOWLEDGE THAT THEY ARE AWARE THAT THEY MAY HEREAFTER DISCOVER CLAIMS PRESENTLY UNKNOWN OR UNSUSPECTED, OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH THEY KNOW OR BELIEVE TO BE TRUE, WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS,

IT IS THE INTENTION OF THE RELEASING PARTIES, THROUGH THIS AMENDMENT AND WITH ADVICE OF COUNSEL, FULLY, FINALLY AND FOREVER TO RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATED THERETO, WHICH DO NOW EXIST, OR HERETOFORE HAVE EXISTED. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES HEREIN GIVEN SHALL BE AND REMAIN IN EFFECT AS A FULL AND COMPLETE RELEASE OR WITHDRAWAL OF SUCH MATTERS NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY SUCH ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATED THERETO.

(d)  COVENANT AND AGREE NOT TO BRING ANY CLAIM, ACTION, SUIT OR PROCEEDING AGAINST THE RELEASED PARTIES, DIRECTLY OR INDIRECTLY, REGARDING OR RELATED IN ANY MANNER TO THE MATTERS RELEASED HEREBY, AND FURTHER COVENANT AND AGREE THAT THIS AMENDMENT IS A BAR TO ANY SUCH CLAIM, ACTION, SUIT OR PROCEEDING.

(e)  REPRESENT AND WARRANT TO THE RELEASED PARTIES THAT THEY HAVE NOT HERETOFORE ASSIGNED OR TRANSFERRED, OR PURPORTED TO ASSIGN OR TRANSFER, TO ANY PERSON OR ENTITY ANY CLAIMS OR OTHER MATTERS HEREIN RELEASED.

9. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by e-mail (e.g., “pdf” or “tiff”) or telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

10. Governing Law. THIS AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

THERATECHNOLOGIES INC.,
as the Borrower

By:	/s/ Paul Lévesque
Name:	Paul Lévesque
Title:	President and Chief Executive Officer

By:	/s/ Philippe Dubuc
Name:	Philippe Dubuc
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Fifth Amendment to Credit Agreement]

MAM TIGER LENDER LLC,
as a Lender

By:	/s/ Louis Hanover
Name:	Louis Hanover
Title:	Authorized Signatory

MARATHON HEALTHCARE FINANCE FUND, L.P.,
as a Lender

By: Marathon Healthcare Finance Fund GP, LLC

By:	/s/ Louis Hanover
Name:	Louis Hanover
Title:	Chief Investment Officer

[Signature Page to Fifth Amendment to Credit Agreement]

SCHEDULE 1.1

Commitment Schedule

Commitments

Lender	Tranche 1 Commitments	Tranche 2 Commitments	Tranche 3 Commitments	Tranche 4 Commitments	Total Commitments
MAM Tiger Lender LLC	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]
Marathon Healthcare Finance Fund, L.P.	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]	[REDACTED: Amount]

Total:	$40,000,000	$20,600,000	$15,000,000	$25,000,000	$100,600,000